PROSPECTUS SUPPLEMENT NO. 3	Registration No. 333-138299
(To Prospectus Dated November 22, 2006)	Rule 424(b)(5) Prospectus

14,224,202 Units (each unit consisting of 1 share of common stock and 1 common stock warrants)

AVI BioPharma, Inc.

$1.16 per unit

14,224,202 shares of common stock issuable upon exercise of the warrants

We are selling units consisting of one share of our common stock and a warrant to purchase 1 share of our common stock for $1.16 per unit, and 14,224,202 shares of common stock issuable upon exercise of the warrants. We sometimes refer to the warrants as the “unit warrants.” The units are immediately separable.

Our common stock is listed on the Nasdaq Global Market under the symbol “AVII”. The last reported sale price of the common stock on the Nasdaq Global Market on January 29, 2009 was $1.16 per share.

Investing in the units involves risks. See “Risk Factors” beginning on p. S-3 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Rodman & Renshaw, LLC is acting as placement agent in connection with this offering. We have agreed to pay the placement agent the placement agency fees set forth in the table below, which assumes that we sell all of the 14,224,202 units we are offering. We have also agreed to reimburse the placement agent for certain of its expenses as described under “Plan of Distribution” in this prospectus supplement. The placement agent is not required to arrange for the sale of any specific number or dollar amount of units, but will use reasonable efforts to arrange for the sale of all of the units offered hereby.

	Per unit	Per share underlying unit warrant	Total
Public offering price for units	$1.160	$—	$16,500,076
Placement Agent’s Fees	$.042	$—	$601,254
Proceeds, before expenses, to us, from units	$1.118	$—	$15,898,822
Public offering price for shares underlying unit warrants	$—	$1.16	$16,500,076
Total proceeds, before expenses, to us from units and shares underlying unit warrants	$—	$—	$32,398,898

We expect the total offering expenses, excluding placement agency fees, to be approximately $25,000 or all sales pursuant to this prospectus supplement. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual total offering amount, placement agency fees, and proceeds before expenses, to us are not presently determinable and may be substantially less than the maximum amounts set forth above.

Delivery of the units will be made on or about January 30, 2009.

Rodman & Renshaw, LLC

January 30, 2009

You should only rely on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not, and the placement agent has not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the dates of the specific information.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding the offering. The second part is the base prospectus dated November 22, 2006, included in the registration statement on Form S-3, as amended (No. 333-138299) which we are supplementing with the information contained in this supplement. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering.

You should also read and consider the information in the documents that we have referred you to in “Where You Can Find More Information” on page S-     of this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

If information in this prospectus supplement is inconsistent with the base prospectus, you should rely on this prospectus supplement. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell units only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our units.

In this prospectus supplement, “we,” “us,” “our company” and “Company” refer to AVI BioPharma, Inc., together with its subsidiaries, unless the context otherwise requires.

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section beginning on page S-4 of the accompanying prospectus to determine whether an investment in our common stock is appropriate for you.

THE OFFERING

Securities offered	14,224,202 units. Each unit consists of one share of common stock and a warrant to purchase 1 common shares. Plus 14,224,202 shares of common stock upon exercise of unit warrants.

Issue Price	$1.16 per unit.

Warrants

Each whole unit warrant will be exercisable at a price of $1.16 per common share at any time on or after July 30, 2009 and through and including July 30, 2014.  Please refer to “Description of the Unit Warrants.”

Common stock to be outstanding after the offering	85,442,994 common shares, or 99,667,196 common shares if all the unit warrants are exercised for cash.

Use of proceeds

We intend to use the net proceeds from this offering to fund clinical trials for our lead product candidates, to fund the advancement of our pre-clinical programs and for other research and development and general corporate purposes.

Risk factors

See “Risk Factors” beginning on page S-3 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market Symbol	AVII

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of January 29, 2009. As of that date, and prior to taking into account this offering, we had 71,218,792 shares of common stock outstanding, which does not include:

•                  14,224,202 shares underlying the unit warrants offered by this prospectus;

•                  8,140,063 shares of common stock underlying options outstanding at a weighted average exercise price of $3.42 per share;

•                  11,737,396 shares of common stock underlying warrants outstanding at a weighted average exercise price of $8.12 per share; and

•                  740,266 shares available for future grant under our stock option plan and 181,933 shares available for future issuance under our employee stock purchase plan.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We have based these forward-looking statements largely on our expectations. Forward-looking statements in this report include, but are not necessarily limited to, those relating to:

•                  our intention to introduce new products;

•                  receipt of any required FDA or other regulatory approval for our products;

•                  our expectations about the markets for our products;

•                  acceptance of our products, when introduced, in the marketplace;

•                  our future capital needs;

•                  results of our research and development efforts, and

•                  success of our patent applications.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in the “Risk Factors” and detailed herein and in our other Securities and Exchange Commission filings, including among others:

•                  the effect of regulation by the FDA and other governmental agencies;

•                  delays in obtaining, or our inability to obtain, approval by the FDA or other regulatory authorities for our products;

•                  research and development efforts, including delays in developing, or the failure to develop, our products;

•                  the development of competing or more effective products by other parties;

•                  the results of pre-clinical and clinical testing;

•                  uncertainty of market acceptance of our products;

•                  problems that we may face in manufacturing, marketing, and distributing our products;

•                  our inability to raise additional capital when needed;

•                  delays in the issuance of, or the failure to obtain, patents for certain of our products and technologies; and

•                  problems with important suppliers and business partners.

Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement or incorporated by reference might not occur. Factors that cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the “Risk Factors” section and elsewhere in this prospectus supplement.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk Factors” in any prospectus as well as in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and are incorporated herein by reference in their entirety, as well as other information in this prospectus and any other documents or reports incorporated by reference herein before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment.

USE OF PROCEEDS

We expect to receive approximately $15.5 million in net proceeds from the sale of 14,224,202 units in this offering, after deducting placement agent fees and offering expenses payable by us. In addition to the placement agent fees and offering expenses payable by us, as compensation for financial advisory services rendered prior to and other than in connection with the offering, the Company has agreed to pay JMP Securities LLC 2% of the gross proceeds, or $330,202. Pending the use of the net proceeds, we may invest the net proceeds in investment grade, interest-bearing securities.

We intend to use the net proceeds from this offering to fund clinical trials for our lead product candidates, to fund the advancement of our pre-clinical programs and for other research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we are not currently planning or negotiating any such transactions. We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures, and we will have significant discretion in the use of any net proceeds. The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our research and product development efforts, regulatory approvals, competition, and economic or other conditions.

DILUTION

The net tangible book value of our common stock on September 30, 2008 was approximately $12.8 million, or approximately $0.1798 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of the shares of common stock in this offering at a sales price of $1.16 per share, our net tangible book value at September 30, 2008 would have been approximately $28.3 million, or approximately $0.3314 per share. This represents an immediate dilution of $0.8286 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Public offering price per share		$1.16
Net tangible book value per share as of 9/30/08	$0.1798
Increase per share attributable to new investors	0.1516

Net tangible book value per share as of 9/30/08 after giving effect to this offering		0.3314

Dilution per share to new investors		$0.8296

The foregoing table does not take into account further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the per share offering price to the public in this offering. As of September 30, 2008, there were 71,161,072 shares of common stock outstanding, which does not include:

8,140,060 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $3.42 per share;

11,737,396 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $8.12 per share; and

740,266 shares available for future grant under our stock option plan and 181,933 shares available for future issuance under our employee stock purchase plan.

PLAN OF DISTRIBUTION

Rodman & Renshaw, LLC is acting as the placement agent of the offering. Subject to the terms and conditions stated in the Placement Agency Agreement dated the date of this prospectus, the placement agent is using their reasonable efforts to introduce us to investors who will purchase the units we are offering pursuant to this prospectus supplement. The placement agent does not have any obligation to buy any of the units from us or to arrange the purchase or sale of any specific number or dollar amount of the units.

We may enter into subscription agreements with investors for the purchase of units in this offering. The terms of this offering will be subject to market conditions and negotiations between us, the placement agent and prospective investors.

We will deposit the units with the Depository Trust Company upon our receipt of funds from each investor. At the closing, Depository Trust Company will credit the shares to the respective accounts of the investors and the Company will issue the unit warrants.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase units, informing investors of the closing date as to such units. We currently anticipate that closing of the sale of the units will take place on or about January 30, 2009. Investors will also be informed of the date on which they must transmit the purchase price into the designated company accounts.

We have agreed to pay the placement agent an aggregate placement agent’s fee equal to five and ½ percent of the gross proceeds from the sale of the units in this offering, except for investors introduced to the placement agent by the Company, as to which we will pay a 2% fee. We will also reimburse the placement agent for certain reasonable expenses incurred by them in connection with this offering, in the amount of 0.8% of gross offering proceeds, up to an overall cap of $25,000. The following table shows the per share and total placement agent’s fee and expenses we will pay to the placement agent in connection with the sale of the units offered pursuant to this prospectus supplement, the accompanying prospectus and any free writing prospectus, assuming the purchase of all of the units offered hereby:

Paid by us
Per unit	$0.042
Total	$601,254

We agreed to grant compensation warrants to the placement agent to purchase a number of our common shares equal to 3% percent of the number of shares of common stock sold by us in the offering. The compensation  warrants  will  be substantially on the same terms as the warrants offered hereby, except that the compensation warrants will have an exercise price equal to $1.45, will expire on January 30, 2014 and will otherwise comply with FINRA Rule 5110(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security:

i.    by operation of law or by reason of reorganization of the Company;

ii.   to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

iii.  if the aggregate amount of securities of the Company held by Rodman & Renshaw, LLC or related person do not exceed 1% of the securities being offered;

iv.  that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

v.   the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In compliance with the guidelines of FINRA the maximum consideration or discount to be received by any FINRA member may not exceed eight percent of the aggregate amount of the securities offered pursuant to this prospectus supplement. The placement agent has informed us that they will not engage in over-allotment or syndicate covering transactions in connection with this offering.

In connection with the offering, Rodman & Renshaw, LLC has advised us that they will not engage in stabilizing transactions.

This is a brief summary of the material provisions of the Placement Agency Agreement and the subscription agreements and does not purport to be a complete statement of their terms and conditions. The Placement Agency Agreement and form of subscription agreement is included as an exhibit to our Current Report on Form 8-K that will be filed with the Securities and Exchange Commission prior to the consummation of this offering. See “Where You Can Find More Information” in this prospectus.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the placement agent.

Other than the electronic formats of this prospectus supplement and the accompanying prospectus made available by the placement agent, the information contained on, or accessible through, the placement agent’s website or any other website maintained by the placement agent is not part of the prospectus supplement, the accompanying prospectus, any free writing prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, and has not been approved and/or endorsed by us and should not be relied upon by investors.

We have agreed to indemnify the placement agent and certain of its affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, or to contribute to payments the placement agent may be required to make because of any of those liabilities.

The placement agent may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which it may receive customary fees.

The transfer agent for our common stock is Mellon Investor Services LLC.

Our common stock is traded on the Nasdaq Global Market under the symbol “AVII.”

DESCRIPTION OF THE UNIT WARRANTS

Each unit will include 1 common share purchase warrants. The warrants will be exercisable by the holders at any time on or after July 30, 2009 and through and including July 30, 2014.

The warrants will be issued in the form of warrant certificates. The exercise price per share of common stock purchasable upon exercise of the unit warrant is $1.16 per share of common stock being purchased The warrants will, among other things, include provisions for the appropriate adjustment in exercise price of the warrants and the class and number of the common shares to be issued upon exercise of the warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our common shares, the payment of stock dividends, our amalgamation, and certain distributions.

The common shares underlying the unit warrants, when issued upon exercise of a unit warrant, will be fully paid and non-assessable, and we will pay any transfer tax, transfer agent fee, or other incidental tax or expense incurred as a result of the issuance of common shares to the holder upon its exercise.

We are not required to issue fractional shares upon the exercise of a warrant. In lieu of any fractional share that would otherwise be issuable, we will pay the warrant holder cash equal to the product of such fraction multiplied by the closing price of one common share as reported on the applicable trading market. The holder of a warrant will not possess any rights as our shareholder until such holder exercises the warrant.

At any time in which the registration statement of which this prospectus is a part is effective after July 30, 2009, a warrant may be exercised upon delivery to us, prior to the expiry date of the unit warrant, of the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price in immediately available funds for the number of common shares with respect to which the unit warrant is being exercised. At any time in which the registration statement of which this prospectus is a part is not effective after July 30, 2009 and prior to the warrant expiry date, by proper election on the exercise form a warrant may be exercised through a cashless exercise, in which event we will issue to the holder of the unit warrant a number of shares determined by a formula set forth in the warrant certificate, which will result in fewer common shares being issued to the unit warrant holder.

Absent a waiver by us, the number of shares of our common stock that may be acquired by a holder upon exercise of a warrant unit is limited to the extent that, following the exercise, the total number of common shares beneficially owned by the holder and its affiliates whose beneficial ownership is aggregated with the holder does not exceed 4.99% of the total number of issued and outstanding shares of our common stock. In the event a holder waives the foregoing restriction, a holder can not waive the requirement that the number of shares of our common stock that may be acquired by a holder upon exercise of a unit warrant be limited to the extent that, following the exercise, the total number of common shares beneficially owned by the holder and its affiliates whose beneficial ownership is aggregated with the holder does not exceed 9.99% of the total number of issued and outstanding shares of our common stock.

The foregoing discussion of material terms and provisions of the unit warrants is qualified in its entirety by reference to the detailed provisions of the warrant certificate, which will be provided to each purchaser in this offering and will be filed on a Current Report on Form 8-K in connection with this offering.

OTHER INFORMATION

The Company has also entered into a letter agreement regarding Board of Director representation (the “Letter Agreement”) with Eastbourne Capital Management, LLC (“Eastbourne”), who has agreed to purchase approximately $8.25 million of the offered Units pursuant to the terms of the Securities Purchase Agreement.  Under the terms of the Letter Agreement, subject to certain conditions, the Company has agreed to appoint a nominee of Eastbourne to its Board of Directors in connection with the closing of the transaction contemplated by the Securities Purchase Agreement.  The Letter Agreement terminates at such time funds managed by Eastbourne own less than 25% of the Common Shares purchased by Eastbourne under the Securities Purchase Agreement, including Common Shares, if any, acquired upon exercise of the Warrants.  A copy of the Letter Agreement is attached hereto as Exhibit 10.68 to this Current Report on Form 8-K, and is incorporated herein by reference.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for AVI BioPharma, Inc. by Davis Wright Tremaine LLP of Portland, Oregon.

EXPERTS

The financial statements of AVI BioPharma, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the units we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, as amended, and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement, as amended, and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as amended, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at Room 100 F Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Most of our SEC filings are also accessed through our website at www.avibio.com.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

The following documents filed with the SEC are incorporated by reference in this prospectus:

•                  Annual Report on Form 10-K for the year ended December 31, 2007;

•                  Current Reports on Form 8-K filed on January 30, 2009;

•                  Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008; and

•                  The description of our common stock contained in our registration statement on Form 8-A filed on May 29, 1997.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

AVI BioPharma, Inc.
Investor Relations
One S.W. Columbia
Suite 1105
Portland, OR 97258
Attn: Michael C. Hubbard
(503) 227-0554

14,224,202 Units (each unit consisting of 1 share of common stock and 1 common stock warrants)

14,224,202 shares of common stock issuable upon exercise of the warrants

PROSPECTUS SUPPLEMENT

January 30, 2009

Rodman and Renshaw, LLC